As filed with the Securities and Exchange Commission on January 31, 2014.
Securities Act File No. 333-174399
Investment Company Act File No. 811-22561

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
(CHECK APPROPRIATE BOX OR BOXES)
☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐ PRE-EFFECTIVE AMENDMENT NO. __
☒ POST-EFFECTIVE AMENDMENT NO. 4

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒ AMENDMENT NO. 6

SkyBridge G II Fund, LLC

(Exact name of Registrant as specified in Charter)
527 Madison Avenue, 16th Floor
New York, New York 10022

(Address of principal executive offices)
Registrant’s Telephone Number, including Area Code: (212) 485-3100
A. Marie Noble, Esq.
SkyBridge Capital II, LLC
527 Madison Avenue, 16th Floor
New York, New York 10022

(Name and address of agent for service)
COPY TO:
Nathan J. Greene, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022

EXPLANATORY NOTE

This Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-174399) of SkyBridge G II Fund, LLC (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement.  Accordingly, this Post-Effective Amendment No. 4 consists only of a facing page, this explanatory note, Part C of the Registration Statement, and exhibit (2)(k)(1) filed pursuant to Item 28 of the Registration Statement.  This Post-Effective Amendment No. 4 does not modify any other part of the Registration Statement.  Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 4 shall become effective immediately upon filing with the Securities and Exchange Commission.  The contents of the Registration Statement are hereby incorporated by reference.

PART C • OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

(1) Audited Financial Statements for the fiscal year ended March 31, 2013 (including Statement of Assets and Liabilities, Statement of Operations, Statement of Changes, Statement of Cash Flows, Notes to Same).3
(2) Exhibits:
(2)(a)(1) Certificate of Formation of Limited Liability Company.1
(2)(a)(2) Certificate of Amendment to Certificate of Formation.2
(2)(a)(3) Amended and Restated Limited Liability Company Agreement.2
(2)(b) Not Applicable.
(2)(c) Not Applicable.
(2)(d) See Item 25(2)(a)(3) above.
(2)(e) Not Applicable.
(2)(f) Not Applicable.
(2)(g) Form of Investment Advisory Agreement.1
(2)(h) Form of Distribution Agreement.1
(2)(i) Not Applicable.
(2)(j) Form of Custody Agreement.2
(2)(k)(1) Administrative and Investor Services Agreement. Filed herewith.
(2)(k)(2) Form of Administration, Accounting and Transfer Agent Services Agreement.2
(2)(k)(3) Power of Attorney.2
(2)(l) Opinion of counsel and consent to its use.2
(2)(m) Not Applicable.
(2)(n) Consent of Independent Registered Public Accounting Firm.4
(2)(o) See Item 25(1) above.
(2)(p) Not Applicable.
(2)(q) Not Applicable.
(2)(r) Code of Ethics.2
___________________
1 Filed with the Registrant’s initial registration statement under the Investment Company Act of 1940 on Form N-2 on May 20, 2011 (File no. 811-22561) and incorporated herein by reference.
2 Filed with the Registrant’s annual report under the Investment Company Act of 1940 on Form N-2 on September 27, 2011 (File no. 811-22561) and incorporated herein by reference.
3 Filed with the Registrant’s certified shareholder report of registered management investment companies under the Investment Company Act of 1940 on Form N-CSR on June 10, 2013 (File no. 811-22561) and incorporated by reference.
4 Filed with Amendment No. 5 to the Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 on July 12, 2013 (File no. 811-22561) and incorporated herein by reference

ITEM 26. MARKETING ARRANGEMENTS
Not Applicable.

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
All figures are estimates:
Registration Fees	$109,000
Blue Sky Fees and Expenses (including fees of counsel)(1)	$23,000
Legal fees and expenses	$200,000
Audit fees and expenses(1)	$35,000
Printing and engraving	$0
Miscellaneous	$12,000
Total	$379,000
(1)
The blue sky fees and expenses and audit fees and expenses in connection with the initial issuance and distribution of the Shares, estimated to be $53,000 in the aggregate, are expected to be borne by the Shareholders. All other fees and expenses set forth in this table, estimated to be $275,000 in the aggregate, are expected to be borne by the Adviser.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

After completion of the offering of Shares, the Registrant expects that no person will be directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by SkyBridge Capital II, LLC (the “Adviser”), the investment adviser to the Registrant and under common control with SkyBridge Multi-Adviser Hedge Fund Portfolios, LLC.  The Adviser is a limited liability company formed under the laws of the State of Delaware. Additional information regarding the Adviser is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-71056), and is incorporated herein by reference.  Additional information regarding SkyBridge Multi-Adviser Hedge Fund Portfolios, LLC is available in such entity’s registration statement on Form N-2 on file with the Securities and Exchange Commission, as amended from time to time.

ITEM 29. NUMBER OF HOLDERS OF SECURITIES

Title of Class: Shares of Limited Liability Company Interest in the Company (designated as “Shares”)
Number of Record Holders for the Company (as of December 31, 2013): One

ITEM 30. INDEMNIFICATION

The Registrant hereby undertakes that it will apply the indemnification provisions of the LLC Agreement in a manner consistent with Investment Company Act Release No. 11330 (Sept. 4, 1980) issued by the Securities and Exchange Commission, as long as the interpretation of Sections 17(h) and 17(i) of the 1940 Act contained in that release remains in effect.

The Registrant maintains insurance on behalf of any person who is or was an Independent Director, officer, employee or agent of the Registrant, against certain liability asserted against him or her and incurred by him or her or arising out of his or her position. In no event, however, will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which the Registrant itself is not permitted to indemnify.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, executive officer or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set out in the Registrant’s Prospectus in the section entitled “The Adviser.” Additional information regarding the Adviser and its officers and directors is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-71056), and is incorporated herein by reference.

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

Certain required accounting related and financial books and records of the Registrant will be maintained by the Registrant at 527 Madison Avenue, 16th Floor, New York, New York 10022. The other required books and records will be maintained by BNY Mellon Investment Servicing (US), Inc. at 400 Bellevue Parkway, Wilmington, Delaware, 19809.

ITEM 33. MANAGEMENT SERVICES

Not Applicable.

ITEM 34. UNDERTAKINGS

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Registrant undertakes:

a.	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the 1933 Act [15 U.S.C. 77j(a)(3)];

(2)
to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b.
that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.
that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.	that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act [17 CFR 230.497];

(2)
the portion of any advertisement pursuant to Rule 482 under the 1933 Act [17 CFR 230.482] relating to the offering contain material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	Not applicable.

6. Not applicable as the Registrant uses a combined Prospectus and Statement of Additional Information. Should the Registrant in the future cease to use a combined Prospectus and Statement of Additional Information, the Registrant promises to undertake to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

FORM N-2

SkyBridge G II Fund, LLC

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this registration statement to be signed on its behalf by the undersigned duly authorized person, in the City of New York and State of New York, on the 31st day of January 2014.

SkyBridge G II Fund, LLC

By:	/s/ Raymond Nolte*
	Name:	Raymond Nolte
	Title:	President (Principal Executive Officer) and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

Signature	Title	Date

/s/ Charles Hurty*	Director	January 31, 2014
Charles Hurty

/s/ Steven Krull*	Director	January 31, 2014
Steven Krull

/s/ Joshua Weinreich*	Director	January 31, 2014
Joshua Weinreich

/s/ Raymond Nolte*	President (Principal Executive Officer and Director)	January 31, 2014
Raymond Nolte

/s/ Robert Phillips*	Treasurer (Principal Financial and Accounting Officer)	January 31, 2014
Robert Phillips

*	By:	/s/ Christopher Hutt
Power of Attorney

SkyBridge G II Fund, LLC

Exhibit Index

(2)(k)(1)	Administrative and Investor Services Agreement.